THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS NOT COMPLETE AND MAY BE CHANGED. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933. A FINAL PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS WILL BE DELIVERED TO PURCHASERS OF THESE SECURITIES. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                             As Filed Pursuant to Rule 424(B)(5)
                                                      Registration No. 333-75473

PRELIMINARY PROSPECTUS SUPPLEMENT
(SUBJECT TO COMPLETION, DATED JANUARY 26, 2001)
(TO PROSPECTUS DATED SEPTEMBER 29, 1999)

                                3,750,000 SHARES

                            ANTHRACITE CAPITAL, INC.

                                  COMMON STOCK

    We are offering 3,750,000 shares of our common stock, par value $0.001 per
share at a price of $      per share. We will receive all of the net proceeds
from the sale of such common stock. Our common stock is listed on the New York Stock Exchange under the symbol "AHR." The last reported sale price of our common stock on January 25, 2001 was $8.875 per share.

    INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-5 OF THIS PROSPECTUS SUPPLEMENT TO READ ABOUT THE RISKS YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

                                                               Per Share        Total
                                                              ------------   ------------
Public offering price.......................................  $              $

Underwriting discounts......................................  $              $

Proceeds, before expenses, to us............................  $              $

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    We have granted an option for an additional 562,500 shares of our common stock at the public offering price, less the underwriting discounts to the underwriter, solely to cover the over-allotments, if any.

    We expect that the common stock will be ready for delivery on or about
January   , 2001.

                            FRIEDMAN BILLINGS RAMSEY

          The Date of this Prospectus Supplement is January   , 2001.

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
PROSPECTUS SUPPLEMENT

Forward-Looking Statements..................................     S-3

Anthracite Capital, Inc. and the Manager....................     S-4

Recent Developments.........................................     S-4

Risk Factors................................................     S-5

The Offering................................................    S-11

Use of Proceeds.............................................    S-11

Capitalization..............................................    S-12

Federal Income Tax Considerations...........................    S-13

Certain Changes to Maryland Law.............................    S-16

Underwriting................................................    S-16

Experts.....................................................    S-17

Legal Matters...............................................    S-17

PROSPECTUS

About this Prospectus.......................................       2

Where you can find more Information.........................       2

Cautionary Statement Concerning Forward-Looking
  Statements................................................       3

Anthracite Capital, Inc and the Manager.....................       3

Use of Proceeds.............................................       3

Ratio of Earnings to fixed Charges..........................       3

Description of Securities...................................       3

Description of Capital Stock................................       4

Description of Debt Securities..............................      11

Material Federal Income Tax Consequences....................      16

Plan of Distribution........................................      27

Legal Opinions..............................................      28

Experts.....................................................      28

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements. When used, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including, among other things:

    - business conditions and the general economy, especially as they affect interest rates;

    - the federal, state, and local regulatory environment;

    - an increase in the prepayment rate on the loans that back our mortgage-backed securities;

    - the inability to borrow at favorable rates; and

    - the inability to maintain our qualification as a Real Estate Investment Trust.

    Other risks, uncertainties, and factors that could cause actual results to differ materially from those projected are detailed from time to time in reports filed by us with the Securities and Exchange Commission, including Forms 10-Q and 10-K.

    We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference into this prospectus supplement and the accompanying prospectus might not occur.

    You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriter is not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is current as of the date such information is presented. Our business, financial condition, results of operations and prospects may have changed since such dates.

    The following information is qualified by its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in, or incorporated by reference into, the accompanying prospectus. We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information which is incorporated by reference in the prospectus and this prospectus supplement, in their entireties. You should carefully consider the factors set forth under "Risk Factors" in this prospectus supplement before making an investment decision to purchase shares of our common stock. All references to "we," "us," the "Company" or "Anthracite" in this prospectus supplement and the accompanying prospectus mean Anthracite Capital, Inc., and for any period before January 1998 to Anthracite Mortgage Capital, Inc., the predecessor of Anthracite. Unless otherwise specified, the information in this prospectus supplement assumes that the underwriter does not exercise the over-allotment option described herein under "Underwriting."

                    ANTHRACITE CAPITAL, INC. AND THE MANAGER

    Anthracite Capital, Inc., a Maryland corporation, was formed in November 1997 to invest in multifamily, commercial and residential mortgage loans, mortgage-backed securities and other real estate related assets in both U.S. and non-U.S. markets. We focus on opportunities in the commercial high yield real estate sector. Specifically, the Company believes the trend towards more conservative first lien lending has created a shortage of capital in the mezzanine and second mortgage markets. We can provide this capital to earn high yields and still have a secured interest in real estate, which we believe will allow for a greater risk adjusted return for shareholders. We have elected to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended, beginning with our 1998 taxable year, and we will generally not be subject to Federal income tax to the extent that we distribute our net income to our stockholders and qualify for taxation as a Real Estate Investment Trust ("REIT"). Our operations are managed by BlackRock Financial Management, Inc. which is referred to in this prospectus supplement as "BlackRock." We have no ownership interest in BlackRock.

    BlackRock is a subsidiary of PNC Bank, National Association, which is itself a wholly owned subsidiary of the PNC Financial Services Group, Inc. Established in 1988, BlackRock is a registered investment adviser under the Investment Advisers Act of 1940 and is one of the largest fixed-income investment management firms in the United States. BlackRock engages in investment and risk management as its sole businesses and specializes in the management of domestic and offshore fixed-income assets for pension and profit sharing plans, financial institutions such as banking and insurance companies and mutual funds for retail and institutional investors. The address of BlackRock is 345 Park Avenue, 29th Floor, New York, New York 10154 and BlackRock's Internet address is WWW.BLACKROCK.COM.

                              RECENT DEVELOPMENTS

    On December 15, 2000 our investment in the $15,000,000 Senior Chicago Loan was paid off in full. The prepayment included $1,375,000 which was comprised of accrued interest, prepayment interest, and deferred upfront fees. The $15,000,000 Junior Chicago Loan remains outstanding.

    On December 27, 2000 we acquired a $22,500,000 subordinate interest in a mezzanine loan secured by interests in a partnership that owns the Gas Tower Office building in Los Angeles, CA. The mezzanine loan matures December 2002, and provides for two one-year extensions. Our investment bears interest at a rate of 900 basis points over one month LIBOR for the first year, 1,000 basis points over one month LIBOR in the second year and 1,100 basis points over one month LIBOR during each of the extensions. The building is a 52 story, 94% leased office building in the downtown section of Los Angeles.

    At various times during the fourth quarter we sold approximately $120,000,000 of investment grade commercial mortgage-backed securities. Simultaneous to these sales we took off various interest rate swaps that were hedging these assets.

    We declared our fourth quarter 2000 common stock dividend of $0.30 per share on December 14, 2000. This dividend is payable on January 31, 2001 to stockholders of record on December 29, 2000.

    Although we won't announce earnings for the fourth quarter of 2000 until mid February of 2001, we expect our earnings not to be significantly different from our third quarter ended September 30, 2000.

                                  RISK FACTORS

CONFLICTS OF INTEREST OF BLACKROCK MAY RESULT IN DECISIONS THAT DO NOT FULLY REFLECT STOCKHOLDERS' BEST INTERESTS.

    Anthracite and BlackRock have common officers and directors, which may present conflicts of interest in Anthracite's dealings with BlackRock and its affiliates, including Anthracite's purchase of assets originated by such affiliates. For example, Anthracite may purchase certain mortgage assets from PNC Bank, which owns 70% of the outstanding capital stock of BlackRock. PNC Bank will be able to influence the investment decisions of Anthracite.

    BlackRock and its employees may engage in other business activities which could reduce the time and effort spent on the management of Anthracite. BlackRock also provides services to REITs not affiliated with us. As a result, there may be a conflict of interest between the operations of BlackRock and its affiliates in the acquisition and disposition of mortgage assets. In addition, BlackRock and its affiliates may from time to time purchase mortgage assets for their own account and may purchase or sell assets from or to Anthracite. Such conflicts may result in decisions and allocations of mortgage assets by BlackRock that are not in our best interests.

    Although we have adopted investment guidelines, those guidelines give BlackRock significant discretion in investing. Anthracite's investment and operating policies and the strategies that BlackRock uses to implement those policies may be changed at any time without the consent of stockholders.

WE ARE DEPENDENT ON BLACKROCK AND THE TERMINATION BY US OF OUR MANAGEMENT AGREEMENT WITH BLACKROCK COULD RESULT IN A TERMINATION FEE.

    The management agreement between Anthracite and BlackRock provides for base management fees payable to BlackRock without consideration of the performance of Anthracite's portfolio and also provides for incentive fees based on certain performance criteria, which could result in BlackRock recommending riskier or more speculative investments. Termination of the management agreement between Anthracite and BlackRock by Anthracite would result in the payment of a substantial termination fee, which could adversely affect Anthracite's financial condition. Termination of the management agreement by Anthracite could also adversely affect Anthracite if Anthracite were unable to find a suitable replacement.

INTEREST RATE FLUCTUATIONS WILL AFFECT THE VALUE OF OUR MORTGAGE ASSETS, NET INCOME AND COMMON STOCK.

    Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Interest rate fluctuations can adversely affect the income and value of our common stock in many ways and present a variety of risks, including the risk of a mismatch between asset yields and borrowing rates, variances in the yield curve and changing prepayment rates.

AN INTEREST RATE MISMATCH COULD OCCUR BETWEEN ASSET YIELDS AND BORROWING RATES RESULTING IN DECREASED YIELD.

    Our operating results depend in large part on differences between the income from our assets (net of credit losses) and our borrowing costs. We fund a substantial portion of our assets with borrowings which have interest rates that reset relatively rapidly, such as monthly or quarterly. We anticipate that, in most cases, the income from our assets will respond more slowly to interest rate fluctuations than the cost of borrowings, creating a potential mismatch between asset yields and borrowing rates. Consequently, changes in interest rates, particularly short-term interest rates, may significantly influence our net income. Increases in these rates tend to decrease our net income and market value of our net assets. Interest rate fluctuations that result in our interest expense exceeding interest income would result in Anthracite incurring operating losses.

INTEREST RATE CAPS ON OUR MORTGAGE-BACKED SECURITIES MAY ADVERSELY AFFECT OUR PROFITABILITY.

    Our adjustable-rate mortgage-backed securities are typically subject to periodic and lifetime interest rate caps. Periodic interest rate caps limit the amount an interest rate can increase during any given period. Lifetime interest rate caps limit the amount an interest rate can increase through maturity of a mortgage-backed security. Our borrowings are not subject to similar restrictions. Accordingly, in a period of rapidly increasing interest rates, we could experience a decrease in net income or a net loss because the interest rates on our borrowings could increase without limitation while the interest rates on our adjustable-rate mortgage-backed securities would be limited by caps.

BECAUSE WE ACQUIRE FIXED-RATE SECURITIES, AN INCREASE IN INTEREST RATES MAY ADVERSELY AFFECT OUR PROFITABILITY.

    We also invest in fixed-rate mortgage-backed securities. In a period of rising interest rates, our interest payments could increase while the interest we earn on our fixed-rate mortgage-backed securities would not change. This would adversely affect our profitability.

A DISPROPORTIONATE RISE IN SHORT TERM INTEREST RATES AS COMPARED TO LONG TERM INTEREST RATES MAY ADVERSELY AFFECT OUR INCOME.

    The relationship between short-term and long-term interest rates is often referred to as the "yield curve." Ordinarily, short-term interest rates are lower than long-term interest rates. If short-term interest rates rise disproportionately relative to long-term interest rates (a flattening of the yield curve), our borrowing costs may increase more rapidly than the interest income earned on our assets. Because our borrowings will primarily bear interest at short-term rates and our assets will primarily bear interest at medium-term to long-term rates, a flattening of the yield curve tends to decrease our net income and market value of our net assets. Additionally, to the extent cash flows from long-term assets that return scheduled and unscheduled principal are reinvested, the spread between the yields of the new assets and available borrowing rates may decline and also may tend to decrease the net income and market value of our net assets. It is also possible that short-term interest rates may adjust relative to long-term interest rates such that the level of short-term rates exceeds the level of long-term rates (a yield curve inversion). In this case, borrowing costs may exceed the interest income and operating losses could be incurred.

OUR ASSETS INCLUDE SUBORDINATED COMMERCIAL MORTGAGE-BACKED SECURITIES WHICH ARE SUBORDINATE IN RIGHT OF PAYMENT TO MORE SENIOR SECURITIES.

    Our assets include a significant amount of subordinated commercial mortgage-backed securities, which are the most subordinate class of securities in a structure of securities secured by a pool of loans and accordingly are the first to bear the loss upon a restructuring or liquidation of the underlying collateral and the last to receive payment of interest and principal. We may not recover the full amount or, in extreme cases, any of our initial investment in such subordinated interests. Additionally, market values of these subordinated interests tend to be more sensitive to changes in economic conditions than more senior interests. As a result, such subordinated interests generally are not actively traded and may not provide holders thereof with liquidity of investment.

OUR ASSETS INCLUDE MEZZANINE LOANS WHICH HAVE GREATER RISKS OF LOSS THAN MORE SENIOR LOANS.

    Our assets include a significant amount of mezzanine loans which involve a higher degree of risk than long-term senior mortgage loans. In particular, a foreclosure by the holder of the senior loan could result in the mezzanine loan becoming unsecured. Accordingly, we may not recover some or all of our investment in such mezzanine loan. Additionally, the Company may permit higher loan to value ratios on mezzanine loans than it would on conventional mortgage loans when it is entitled to share in the appreciation in value of the property securing the loan.

PREPAYMENT RATES CAN INCREASE WHICH WOULD ADVERSELY AFFECT YIELDS ON OUR INVESTMENTS.

    The yield on investments in mortgage loans and mortgage-backed securities and thus the value of our common stock is sensitive to changes in prevailing interest rates and changes in prepayment rates, which results in a divergence between Anthracite's borrowing rates and asset yields, consequently reducing income derived from our investments.

OUR OWNERSHIP OF NON-INVESTMENT GRADE MORTGAGE ASSETS SUBJECTS US TO AN INCREASED RISK OF LOSS.

    We acquire mortgage loans and non-investment grade mortgage-backed securities, which are subject to greater risk of credit loss on principal and non-payment of interest in contrast to investments in senior investment grade securities.

OUR MORTGAGE LOANS ARE SUBJECT TO CERTAIN RISKS.

    We acquire, accumulate and securitize mortgage loans as part of our investment strategy. While holding mortgage loans, we are subject to risks of borrower defaults, bankruptcies, fraud and special hazard losses that are not covered by standard hazard insurance. Also, the costs of financing and hedging the mortgage loans can exceed the interest income on the mortgage loans. In the event of any default under mortgage loans held by us, we will bear the risk of loss of principal to the extent of any deficiency between the value of the mortgage collateral and the principal amount of the mortgage loan. In addition, delinquency and loss ratios on Anthracite's mortgage loans are affected by the performance of third-party servicers and special servicers.

WE INVEST IN MULTIFAMILY AND COMMERCIAL LOANS WHICH INVOLVE A GREATER RISK OF LOSS THAN SINGLE FAMILY LOANS.

    Our investments include multifamily and commercial real estate loans which are considered to involve a higher degree of risk than single family residential lending because of a variety of factors, including generally larger loan balances, dependency for repayment on successful operation of the mortgaged property and tenant businesses operating therein, and loan terms that include amortization schedules longer than the stated maturity which provide for balloon payments at stated maturity rather than periodic principal payments. In addition, the value of multifamily and commercial real estate can be affected significantly by the supply and demand in the market for that type of property.

LIMITED RECOURSE LOANS LIMIT OUR RECOVERY TO THE VALUE OF THE MORTGAGED
PROPERTY.

    A substantial portion of the mortgage loans we acquire may contain limitations on the mortgagee's recourse against the borrower. In other cases, the mortgagee's recourse against the borrower is limited by applicable provisions of the laws of the jurisdictions in which the mortgaged properties are located or by the mortgagee's selection of remedies and the impact of those laws on that selection. In those cases, in the event of a borrower default, recourse may be limited to only the specific mortgaged property and other assets, if any, pledged to secure the relevant mortgage loan. As to those mortgage loans that provide for recourse against the borrower and their assets generally, there can be no assurance that such recourse will provide a recovery in respect of a defaulted mortgage loan greater than the liquidation value of the mortgaged property securing that mortgage loan.

THE VOLATILITY OF CERTAIN MORTGAGED PROPERTY VALUES MAY ADVERSELY AFFECT OUR MORTGAGE LOANS.

    Commercial and multifamily property values and net operating income derived therefrom are subject to volatility and may be affected adversely by a number of factors, including, but not limited to, national, regional and local economic conditions (which may be adversely affected by plant closings, industry slowdowns and other factors); local real estate conditions (such as an oversupply of housing, retail, industrial, office or other commercial space); changes or continued weakness in specific industry segments; perceptions by prospective tenants, retailers and shoppers of the safety, convenience, services and attractiveness of the property; the willingness and ability of the property's owner to provide capable management and adequate maintenance; construction quality, age and design; demographic factors; retroactive changes to building or similar codes; and increases in operating expenses (such as energy costs).

WE INVEST IN FOREIGN MORTGAGE LOANS AND REAL PROPERTIES WHICH ARE SUBJECT TO CURRENCY CONVERSION RISKS, FOREIGN TAX LAWS AND UNCERTAINTY OF FOREIGN LAWS.

    We invest in mortgage loans secured by real property located outside the United States, which exposes us to currency conversion risks, foreign tax laws and the uncertainty of foreign laws.

LEVERAGING OUR INVESTMENTS MAY INCREASE OUR EXPOSURE TO LOSS.

    Our charter does not expressly limit borrowings. We leverage our investments and thereby increase the volatility of our income and net asset value which may result in operating or capital losses. If borrowing costs increase, or if the cash flow generated by our assets decreases, our use of leverage will increase the likelihood that we will experience reduced or negative cash flow and reduced liquidity.

OUR HEDGING TRANSACTIONS CAN LIMIT OUR GAINS AND INCREASE OUR EXPOSURE TO
LOSSES.

    We use hedging strategies that involve risk and that may not be successful in insulating us from exposure to changing interest and prepayment rates. There can be no assurance that a liquid secondary market will exist for hedging instruments purchased or sold, and we may be required to maintain a position until exercise or expiration, which could result in losses.

FAILURE TO MAINTAIN REIT STATUS WOULD HAVE ADVERSE TAX CONSEQUENCES.

    To continue to qualify as a REIT, we must comply with requirements regarding the nature of our assets and our sources of income. If we are compelled to liquidate our mortgage-backed securities, we may be unable to comply with these requirements, ultimately jeopardizing our status as a REIT. For further discussion of these asset and source of income requirements, and the consequences of our failure to continue to qualify as a REIT, please see the "Federal Income Tax Considerations" section of this prospectus supplement.

POTENTIAL FUTURE OFFERINGS COULD DILUTE THE INTERESTS OF HOLDERS OF OUR COMMON
  STOCK.

    Stockholders will be subject to significant potential dilution from future equity offerings, including offerings of preferred stock and conversions of preferred stock or exercises of options or warrants which may have an adverse effect on the market price of our common stock.

COMPETITION MAY ADVERSELY AFFECT OUR ABILITY TO ACQUIRE ASSETS.

    Because of competition, we may not be able to acquire mortgage-backed securities at favorable yields.

FAILURE TO MAINTAIN AN EXEMPTION FROM THE INVESTMENT COMPANY ACT WOULD RESTRICT OUR OPERATING FLEXIBILITY.

    We conduct our business so as not to become regulated as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, we do not expect to be subject to the restrictive provisions of the 1940 Act. Failure to maintain an exemption from the 1940 Act would adversely affect our ability to operate.

RESTRICTIONS ON OWNERSHIP OF OUR COMMON STOCK MAY INHIBIT MARKET ACTIVITY.

    In order for Anthracite to meet the requirements for qualification as a REIT at all times, our charter prohibits any person from acquiring or holding, directly or indirectly, shares of capital stock in excess of 9.8% (in value or in number of shares, whichever is more restrictive) of the aggregate of the outstanding shares of any class of our capital stock. Our charter further prohibits (i) any person from beneficially or constructively owning shares of capital stock that would result in Anthracite being "closely held" under
Section 856(h) of the Code or would otherwise cause Anthracite to fail to qualify as a REIT, and (ii) any person from transferring shares of capital stock if such transfer would result in shares of capital stock being beneficially owned by fewer than 100 persons. If any transfer of shares of capital stock occurs which, if effective, would result in a violation of one or more ownership limitations, then that number of shares of capital stock, the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations (rounded to the nearest whole shares) shall be automatically transferred to a trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee may not acquire any rights in such shares; provided, however, that if any transfer occurs which, if effective, would result in shares of capital stock being owned by fewer than 100 persons, then the transfer shall be null and void and the intended transferee shall acquire no rights to the stock. Subject to certain limitations, our Board of Directors may waive the limitations for certain investors. See "Description of Capital Stock--Repurchase of Shares and Restrictions on Transfer" in the accompanying prospectus.

    The authorized capital stock of Anthracite includes preferred stock issuable in one or more series. The issuance of preferred stock could have the effect of making an attempt to gain control of Anthracite more difficult by means of a merger, tender offer, proxy contest or otherwise. The currently outstanding preferred stock has a preference on dividend payments that could affect our ability to make dividend distributions to the common stockholders.

    The provisions of our charter or relevant Maryland law may inhibit market activity and the resulting opportunity for the holders of our common stock to receive a premium for their common stock that might otherwise exist in the absence of such provisions. Such provisions also may make Anthracite an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of our common stock.

    Material provisions of the Maryland General Corporation Law ("MGCL") relating to "business combinations" and a "control share acquisition" and of the charter and bylaws of Anthracite may also have the effect of delaying, deterring or preventing a takeover attempt or other change in control of Anthracite that would be beneficial to stockholders and might otherwise result in a premium over then prevailing market prices. Although the bylaws of Anthracite contain a provision exempting the acquisition of our common stock by any person from the control share acquisition statute, there can be no assurance that such provision will not be amended or eliminated at any time in the future.

WE MAY BECOME SUBJECT TO ENVIRONMENTAL LIABILITIES.

    We may become subject to environmental risks when we acquire interests in properties with material environmental problems. Such environmental risks include the risk that operating costs and values of these assets may be adversely affected by the obligation to pay for the cost of complying with existing environmental laws, ordinances and regulations, as well as the cost of complying with future legislation. Such laws often impose liability regardless of whether the owner or operator knows of, or was responsible for, the presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of hazardous substances could exceed the value of the property. Our income and ability to make distributions to our stockholders could be affected adversely by the existence of an environmental liability with respect to our properties.

THERE IS A LIMITATION ON THE LIABILITY OF BLACKROCK.

    Pursuant to the management agreement, BlackRock will not assume any responsibility other than to render the services called for thereunder and will not be responsible for any action of the Board of Directors in following or declining to follow its advice or recommendations. BlackRock and its directors and officers will not be liable to Anthracite, any of our subsidiaries, the unaffiliated directors, our stockholders or any subsidiary's stockholders for acts performed in accordance with and pursuant to the management agreement, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of their duties under the management agreement. We have agreed to indemnify BlackRock and its directors and officers with respect to all expenses, losses, damages, liabilities, demands, charges and claims arising from acts of BlackRock not constituting bad faith, willful misconduct, gross negligence or reckless disregard of duties, performed in good faith in accordance with and pursuant to the management agreement.

OUR INVESTMENTS MAY BE ILLIQUID AND THEIR VALUE MAY DECREASE.

    Many of our assets are relatively illiquid. In addition, certain of the mortgage-backed securities that we have acquired or we will acquire will include interests that have not been registered under the relevant securities laws, resulting in a prohibition against transfer, sale, pledge or other disposition of those mortgage-backed securities except in a transaction that is exempt from the registration requirements of, or otherwise in accordance with, those laws. Our ability to vary our portfolio in response to changes in economic and other conditions may be relatively limited. No assurances can be given that the fair market value of any of our assets will not decrease in the future.

                                  THE OFFERING

Common stock offered by us...................  3,750,000 shares

Common stock to be outstanding after the
  offering...................................  28,885,986 shares(1)

Use of proceeds..............................  We intend to use the net proceeds of this offering to acquire high yield real estate
                                               related loans and other real estate related
                                               assets.

New York Stock Exchange symbol...............  AHR

------------------------

(1) Based upon the number of shares outstanding as of January 25, 2001.

                                USE OF PROCEEDS

    We intend to use the net proceeds of this offering to acquire high yield real estate related loans and other real estate related assets.

    The net proceeds from the sale of the 3,750,000 shares of common stock
offered hereby will be approximately $      , after deducting the underwriting
discount and the estimated expenses of the offering.

                                 CAPITALIZATION

    The following table sets forth our actual capitalization at September 30, 2000 and as adjusted to give effect to the issuance of 3,750,000 shares of our common stock offered hereby and the application of the estimated net proceeds therefrom.

                                                                 SEPTEMBER 30, 2000
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(1)
                                                               ------    --------------
                                                              (IN THOUSANDS, EXCEPT PER
                                                                     SHARE DATA)
Common stock: par value $0.001 per share; 400,000
  authorized, 25,136 shares issued and outstanding (as
  adjusted 28,886 shares)...................................  $     25      $     29

10% Series B Preferred Stock, liquidation preference
  $56,025...................................................    43,004        43,004

Additional paid-in capital..................................   315,532       347,192

Distributions in excess of earnings.........................   (14,868)      (14,868)

Accumulated other comprehensive loss........................   (99,261)      (99,261)
                                                              --------      --------

  Total.....................................................  $244,432      $276,096
                                                              ========      ========

------------------------

(1) After deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming no exercise of the underwriter's over-allotment option to purchase up to an additional 562,500 shares of our common stock. Assumes a per share price of $8.875.

                       FEDERAL INCOME TAX CONSIDERATIONS

    THE FOLLOWING IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES THAT ARE ANTICIPATED TO BE MATERIAL TO AN INVESTOR IN THE COMMON STOCK OF ANTHRACITE. THIS SUMMARY IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOUR TAX CONSEQUENCES RELATED TO AN INVESTMENT IN ANTHRACITE MAY VARY DEPENDING ON YOUR PARTICULAR SITUATION AND THIS DISCUSSION DOES NOT PURPORT TO DISCUSS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A HOLDER OF OUR SECURITIES IN LIGHT OF HIS OR HER PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO HOLDERS OF OUR SECURITIES SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS EXCEPT TO THE EXTENT DISCUSSED UNDER "MATERIAL FEDERAL INCOME TAX CONSEQUENCES--TAXATION OF TAX-EXEMPT STOCKHOLDERS" AND "--TAXATION OF NON-U.S. STOCKHOLDERS" IN THE ACCOMPANYING PROSPECTUS. INVESTORS SUBJECT TO SPECIAL TREATMENT INCLUDE, WITHOUT LIMITATION, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS, INVESTORS HOLDING SECURITIES AS PART OF A CONVERSION TRANSACTION, OR A HEDGE OR HEDGING TRANSACTION OR AS A POSITION IN A STRADDLE FOR TAX PURPOSES, FOREIGN CORPORATIONS OR PARTNERSHIPS, AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION, THE SUMMARY BELOW DOES NOT CONSIDER THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS THAT MAY BE APPLICABLE TO YOU AS A HOLDER OF OUR SECURITIES.

    Based on various factual representations made by us regarding our operations and income, in the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, our tax counsel, commencing with our taxable year ended December 31, 1998, we have been organized in conformity with the requirements for qualification as a REIT under the Code, and our method of operating has enabled us, and will enable us, to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions relating to the validity, authenticity, accuracy and enforceability of documents delivered by us to Skadden, Arps, Slate, Meagher & Flom LLP and conditioned upon assumptions and representations made by us as to various factual matters. Moreover, our qualification as a REIT depends upon our ability to meet the various requirements imposed under the Code through actual operations. Skadden, Arps, Slate, Meagher & Flom LLP will not review our operations, and no assurance can be given that actual operations will meet these requirements. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is not binding on the IRS or any court. The opinion of Skadden, Arps, Slate, Meagher & Flom LLP is based upon existing law, IRS regulations and currently published administrative positions of the IRS and judicial decisions, all of which are subject to change either prospectively or retroactively.

    The information in this summary is based on the Internal Revenue Code of 1986, as amended, current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

    You are urged to consult your tax advisor regarding the specific tax consequences to you of (1) the acquisition, ownership and sale or other disposition of our securities, including the federal, state, local, foreign and other tax consequences, (2) our election to be taxed as a real estate investment trust for federal income tax purposes and (3) potential changes in applicable tax laws.

    This summary supplements the discussion set forth in the section in the prospectus entitled "Material Federal Income Tax Consequences". The material discussed in the prospectus has been affected by legislation signed into law on December 17, 1999 and effective for tax years beginning after December 31, 2000. The discussion of federal income tax consequences in the prospectus should be read subject to, and in conjunction with, this summary.

ASSET TESTS

    Effective January 1, 2001, the 5% and 10% asset tests (the "5% asset test" and the "10% asset test," respectively) described in the last sentence of the first paragraph of "Material Federal Income Tax Consequences--Asset Tests" in the accompanying prospectus have been modified in three respects:

    - The 10% asset test has been expanded so that REITs also are prohibited from owning more than 10% of the VALUE of the outstanding securities of any one issuer other than an interest in a partnership, a qualified REIT subsidiary, another REIT or a taxable REIT subsidiary (described below). Under a transition rule, however, this limitation does not apply to securities held on July 12, 1999, provided the issuer of those securities does not engage in a substantial new line of business or acquire substantial new assets after that date and provided that we do not acquire additional securities in such issuer after that date.

    - An exception has been created so that REITs are permitted to own securities of a subsidiary that exceed both the 5% asset test and 10% asset test if the subsidiary and the REIT elect to treat the subsidiary as a "taxable REIT subsidiary" by filing a Form 8875 with the IRS. A taxable REIT subsidiary will pay tax at regular corporate income rates on any income it earns. Moreover, the Code contains rules (including limitation on interest deductions and rules requiring the imposition of taxes on the REIT at a rate of 100% on certain reallocated income and expenses) to ensure that contractual arrangements between a taxable REIT subsidiary and its beneficial owners are at arm's length.

    - Under the new rules, no more than 20% of the value of a REIT's total assets may be represented by securities of one or more taxable REIT subsidiaries. Further, securities in taxable REIT subsidiaries will not qualify as "real estate assets" for the purposes of the 75% asset test described in the first paragraph of "Material Federal Income Tax Consequences--Asset Tests" in the accompanying prospectus.

DISTRIBUTION REQUIREMENTS

    The 95% distribution requirement with respect to REIT taxable income described under the heading "Annual Distribution Requirements" has been reduced to 90% effective for taxable years beginning after December 31, 2000. Although the distribution requirement was reduced from 95% to 90% for taxable years beginning after December 31, 2000, we intend to continue to attempt to distribute 100% of our REIT taxable income.

INCOME TESTS

    In addition there have been changes to the income tests to allow greater flexibility in the manner in which a REIT can earn income. Rents received by us from a taxable REIT subsidiary (described above) will qualify as rents from real property so long as at least 90% of the property leased to the taxable REIT subsidiary is leased to unrelated tenants and the rents are substantially comparable to the rent paid by the unrelated tenants for comparable space.

    A REIT is permitted to perform a de minimis amount of non-customary services for its tenants provided such services do not generate more than 1% of that property's gross income. Any income from such non-customary services is considered non-qualifying income for the purposes of the gross income tests. Further, a taxable REIT subsidiary can perform non-customary services for our tenants without causing us to be in receipt of bad income from non-customary services or otherwise tainting our rental income under the REIT income tests. Because of the nature of our investments, we do not anticipate that, in practice, we will be significantly affected by these changes to the income tests.

WITHHOLDING TAX ON DIVIDENDS PAID TO NON-U.S. STOCKHOLDER

    As stated in the prospectus, dividends paid to a non-U.S. stockholder will be subject to U.S. withholding tax at a rate of 30% of the gross amount, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the non-U.S. stockholder within the United States. Dividends that are effectively connected with such a U.S. trade or business generally will not be subject to U.S. withholding tax if the non-U.S. stockholder files the required forms, including Internal Revenue Service Form 4224, Form W-8ECI, or any successor form, with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. stockholder were a resident of the United States. An applicable treaty may also require the dividends attributable to a permanent establishment in the United States to be subject to United States tax on a net income basis. A non-U.S. stockholder that is a corporation may be subject to an additional branch profits tax at a rate of 30%, or such lower rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its "effectively connected earnings and profits," subject to adjustments.

    To determine the applicability of a tax treaty providing for a lower rate of withholding under the currently effective Treasury Regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of that country absent knowledge to the contrary.

    Under Treasury Regulations (the "Final Regulations") generally effective for payments made after December 31, 2000, a non-U.S. stockholder will be required to satisfy certification requirements in order to claim a reduced rate of withholding under an applicable income tax treaty. In addition, under the Final Regulations, in the case of common stock held by a foreign partnership, the certification requirement would generally be applied to the partners of the partnership, unless the partnership agrees to become a "withholding foreign partnership," and the partnership would be required to provide specified information. The Final Regulations also provide "look-through" rules for tiered partnerships.

    A non-U.S. stockholder of common stock that is eligible for a reduced rate of U.S. federal income tax withholding under a tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    Under the Final Regulations, the payment of dividends or the payment of proceeds from the disposition of common stock to a non-U.S. stockholder may be subject to information reporting and backup withholding unless the recipient satisfies the certification requirements of the Final Regulations by proving its non-U.S. status or otherwise establishes an exemption.

    Under the Final Regulations, the sale of common stock outside of the U.S. through a non-U.S. broker will also be subject to information reporting if the broker is a foreign partnership and at any time during its tax year:

    - one or more of its partners are United States persons, as defined for U.S. federal income tax purposes, who in the aggregate hold more than 50% of the income or capital interests in the partnership; or

    - the foreign partnership is engaged in a U.S. trade or business.

    Under current law, the payment of proceeds from the disposition of common stock to or through a U.S. office of a broker will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as a non-U.S. stockholder or otherwise establishes an exemption.

    The payment of proceeds from the disposition of common stock to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of common stock paid to or through a non-U.S. office of a broker that is:

    - a U.S. person;

    - a "controlled foreign corporation" for U.S. federal income tax purposes;
      or

    - a foreign person 50% or more of whose gross income from a specified period is effectively connected with a U.S. trade or business;

information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. stockholder and other conditions are satisfied, or the beneficial owner otherwise establishes an exemption, and the broker has no actual knowledge to the contrary.

    Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. stockholder can be refunded or credited against the non-U.S. stockholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

    Each prospective holder of common stock should consult that holder's own tax adviser with respect to the information and backup withholding requirements.

                        CERTAIN CHANGES TO MARYLAND LAW

    The following discussion supplements the discussion set forth in the prospectus and should be read in conjunction with the discussion in the prospectus. The following discussion reflects material changes in Maryland General Corporation Law that have become effective since the date of the prospectus. Effective June 1, 2000, the Maryland Control Share Acquisition Statute was amended to reduce the initial threshold for triggering the definition of "control shares" from one-fifth to one-tenth of the voting power of a Maryland corporation.

                                  UNDERWRITING

    Friedman, Billings, Ramsey & Co., Inc. is acting as underwriter. Subject to the terms and conditions contained in the underwriting agreement, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us all shares of our common stock offered hereby. The underwriting agreement provides that the obligation of the underwriter to pay for and accept delivery of our common stock is subject to approval of certain legal matters by counsel and to certain other conditions. The underwriter is obligated to take and pay for all shares of our common stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

    The following table shows the per share and total underwriting discount we will pay to the underwriter. Such amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase 562,500 additional shares of our common stock.

                                                                     NO EXERCISE                FULL EXERCISE
                                                                     -----------                -------------

Per Share...................................................  $               [      ]    $                [      ]

Total.......................................................  $               [      ]    $                [      ]

    Each of our officers and directors has agreed with the underwriter, for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, not to sell any shares of common stock or any securities convertible into or exchangeable for shares of common stock owned by the holders, without the prior written consent of the underwriter. However, the underwriter may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to these agreements.

    The underwriter proposes to offer our common stock directly to the public at
$    per share and to certain dealers at such price less a concession not in
excess of $    per share. The underwriter may allow, and such dealers may
reallow, a concession not in excess of $    per share to certain dealers.

    We expect to incur expenses of approximately $120,000 in connection with this offering.

    We have granted the underwriter an option exercisable for 30 days after the date of this prospectus supplement to purchase up to 562,500 additional shares of common stock to cover over-allotments, if any, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus supplement. If the underwriter exercises this option, the underwriter will have a firm commitment, subject to certain conditions, to purchase all of such shares covered thereby.

    We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make in respect thereof.

    In connection with the offering, the underwriter is permitted to engage in certain transactions that stabilize the price of our common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the our common stock.

    If the underwriter creates a short position in our common stock in connection with the offering. i.e., if they sell more than 3,750,000 shares of common stock, the underwriter may reduce that short position by purchasing our common stock in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

    Neither we nor the underwriter makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    The underwriter or its affiliates have provided, and may in the future provide us with investment banking, financial advisory, or commercial banking services, for which they have received and may receive customary compensation.

                                    EXPERTS

    Our financial statements included in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of common stock offered hereby as well as some legal matters described under "Federal Income Tax Considerations" will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters relating to Maryland law relating to the validity of the common stock being offered by this prospectus supplement is being passed upon for us by Miles & Stockbridge P.C. Certain legal matters relating to this offering will be passed upon for the underwriter by Hunton & Williams.

                     [THIS PAGE INTENTIONALLY LEFT BLANK.]

PROSPECTUS

                                  $200,000,000
                            ANTHRACITE CAPITAL, INC.

          COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES AND WARRANTS

                               ------------------

Anthracite Capital, Inc. may sell to the public:

    - common stock

    - preferred stock

    - debt securities

    - warrants to purchase common stock

    - warrants to purchase preferred stock

    REFERENCES IN THIS PROSPECTUS TO "ANTHRACITE," "WE," "US," OR "OUR" REFER TO ANTHRACITE CAPITAL INC., AND FOR ANY PERIOD BEFORE JANUARY 1998 TO ANTHRACITE MORTGAGE CAPITAL, INC., THE PREDECESSOR OF ANTHRACITE.

    WE URGE YOU TO READ THIS PROSPECTUS AND THE ACCOMPANYING PROSPECTUS SUPPLEMENT, WHICH WILL DESCRIBE THE SPECIFIC TERMS OF THE COMMON STOCK, THE PREFERRED STOCK, THE DEBT SECURITIES AND THE WARRANTS, CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                            ------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS OR THE ACCOMPANYING PROSPECTUS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    THIS PROSPECTUS MAY NOT BE USED TO SELL SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

               The date of this prospectus is September 29, 1999.

                             ABOUT THIS PROSPECTUS

    This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus in one of more offerings up to a total dollar amount of proceeds of $200,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

                      WHERE YOU CAN FIND MORE INFORMATION

    We file reports, proxy statements, and other information with the SEC. Such reports, proxy statements, and other information concerning us can be read and copied at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including ours. Our common stock is listed and traded on the New York Stock Exchange. These reports, proxy statements and other information are also available for inspection at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

    This prospectus is part of a registration statement filed with the SEC by us. The full registration statement can be obtained from the SEC as indicated above, or from us.

    The SEC allows us to "incorporate by reference" the information we file with the SEC. This permits us to disclose important information to you by referencing these filed documents. Any information referenced this way is considered part of this prospectus, and any information filed with the SEC subsequent to this prospectus will automatically be deemed to update and supersede this information. We incorporate by reference the following documents which have been filed with the SEC:

    - Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and

    - the description of our common stock contained in our registration statement on Form 8-A dated March 5, 1998.

    We incorporate by reference the documents listed above and any future filings made with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 from the date of this prospectus until we file a post-effective amendment which indicates the termination of the offering of the securities made by this prospectus.

    Any statement contained in a document incorporated or considered to be incorporated by reference in this registration statement shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this registration statement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes the statement. Any statement that is so modified or superseded shall not be deemed, except as so modified or superseded, constitute a part of this prospectus.

    We will provide without charge upon written or oral request, a copy of any or all of the documents which are incorporated by reference to this prospectus, other than exhibits which are specifically incorporated by reference into such documents. You may direct your requests to Investor Relations, Anthracite Capital, Inc., 345 Park Avenue, 29th Floor, New York, New York 10154 (telephone number (212) 409-3333).

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

    Some statements contained or incorporated by reference in this registration statement constitute forward-looking statements as such term is defined in
Section 27A of the Securities Act and Section 21E of the Exchange Act. Some factors could cause actual results to differ materially from those in the forward-looking statements. Factors that might cause such a material difference include, but are not limited to:

    (a) changes in the general economic climate,

    (b) termination of the management agreement,

    (c) interest rate fluctuations,

    (d) our failure to qualify as a REIT, and

    (e) general competitive factors.

                    ANTHRACITE CAPITAL, INC. AND THE MANAGER

    Anthracite Capital, Inc., a Maryland corporation, was formed in November 1997 to invest in multifamily, commercial and residential mortgage loans, mortgage-backed securities and other real estate related assets in both U.S. and non-U.S. markets. We intend to elect to be taxed as a real estate investment trust under the Internal Revenue Code of 1986, as amended, and generally will not be subject to Federal income tax to the extent that we distribute our net income to stockholders and qualify for taxation as a REIT. Our operations are managed by BlackRock Financial Management, Inc. which is referred to in this prospectus as the Manager. We have no ownership interest in the Manager.

    The Manager is a subsidiary of PNC Bank, National Association, which is itself a wholly owned subsidiary of PNC Bank Corp. Established in 1988, the Manager is a registered investment adviser under the Investment Advisers Act of 1940 and is one of the largest fixed-income investment management firms in the United States. The Manager engages in investment and risk management as its sole businesses and specializes in the management of domestic and offshore fixed-income assets for pension and profit sharing plans, financial institutions such as banking and insurance companies and mutual funds for retail and institutional investors.

    The address of the Manager is 345 Park Avenue, 29th Floor, New York, New York 10154.

                                USE OF PROCEEDS

    Unless otherwise specified in a prospectus supplement, we intend to use the proceeds of any securities sold for general corporate purposes, including acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table displays our ratio of earnings to fixed charges.

    Earnings are inadequate to cover fixed charges (loss of $1.4 million) for the fiscal year ended December 31, 1998. The loss includes a non-recurring realized loss of $18.44 million. Excluding the non-recurring loss, the ratio of earnings to fixed charges is 1.69x.

                           DESCRIPTION OF SECURITIES

    This prospectus contains a summary of the common stock, preferred stock, debt securities and warrants to purchase our common stock or preferred stock. These summaries are not meant to be a complete description of each security. However, this prospectus and the accompanying prospectus supplement contain the material terms and conditions for each security.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 500,000,000 shares of capital stock, 400,000,000 of such shares being common stock, par value $.001 per share, and 100,000,000 shares being preferred stock, par value $.001 per share, issuable in one or more series. 20,478,891 shares of common stock were issued and outstanding as of March 29, 1999. No shares of preferred stock were issued or outstanding as of March 29, 1999. No warrants to purchase common stock or preferred stock were issued or outstanding as of March 29, 1999.

COMMON STOCK

    VOTING RIGHTS. Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by our stockholders, subject to the provisions of our articles of amendment and restatement regarding the ownership of shares of common stock in excess of the ownership limitations described below under "Repurchase of Shares and Restrictions on Transfer".

    DIVIDENDS. The holders of outstanding shares of common stock, subject to any preferences that may be applicable to any outstanding series of preferred stock, are entitled to receive ratably such dividends out of assets legally available for that purpose at such times and in such amounts as the board of directors may from time to time determine.

    LIQUIDATION AND DISSOLUTION. Upon liquidation or dissolution of Anthracite, the holders of the common stock will be entitled to share ratably in our assets legally available for distribution to stockholders after payment of, or provision for, all known debts and liabilities and subject to the prior rights of any holders of any preferred stock then outstanding.

    OTHER RIGHTS. Holders of the common stock generally have equal dividend, distribution, liquidation and other rights, and shall have no preference, conversion, exchange, appraisal, preemptive or cumulative voting rights. All outstanding shares of the common stock are, and any common shares offered by a prospectus supplement, when issued, will be, duly authorized, fully paid and non-assessable by Anthracite.

TRANSFER AGENT AND REGISTRAR

    The Bank of New York acts as transfer agent and registrar for the common stock.

PREFERRED STOCK

    GENERAL. We are authorized to issue 100,000,000 shares of preferred stock, none of which currently is issued or outstanding. Our board of directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking funds, and any other rights, preferences, privileges and restrictions applicable to each such series of preferred stock. The issuance of preferred stock could have the effect of making an attempt to gain control of us more difficult by means of a merger, tender offer, proxy contest or otherwise. The preferred stock, if issued, would have a preference on dividend payments that could affect our ability to make dividend distributions to the common stockholders. The preferred stock will, when issued, be fully paid and non assessable.

    A prospectus supplement relating to any series of preferred stock being offered will include specific terms relating to the offering. They will include:

    - the title and stated value of the preferred stock;

    - the number of shares of the preferred stock offered, the liquidation preference per share and the offering price of the preferred stock;

    - the dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to the preferred stock;

    - whether dividends shall be cumulative or non cumulative and, if cumulative, the date from which dividends on the preferred stock shall accumulate;

    - the procedures for an auction and remarketing, if any, for the preferred stock;

    - the provisions for a sinking fund, if any, for the preferred stock;

    - any voting rights of the preferred stock;

    - the provisions for redemption, if applicable, of the preferred stock;

    - any listing of the preferred stock on any securities exchange;

    - the terms and conditions, if applicable, upon which the preferred stock will be convertible into our common stock, including the conversion price or the manner of calculating the conversion price and conversion period;

    - if appropriate, a discussion of United States federal income tax consequences applicable to the preferred stock;

    - any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to assist us in qualifying as a REIT;

    - all series of preferred stock will rank on a parity with each other and will rank senior to common stock with respect payment of dividends and distribution of assets upon liquidation; and

    - any other specific terms, preferences, rights, limitations or restrictions of the preferred stock.

    CONVERSION OR EXCHANGE. The terms, if any, on which the preferred stock may be convertible into or exchangeable for our common stock or other securities will be stated in the preferred stock prospectus supplement. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock or other securities to be received by the holders of preferred stock would be subject to adjustment.

DESCRIPTION OF WARRANTS

    We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with any offered securities and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between a warrant agent specified in the agreement and us. The warrant agent will act solely as our agent in connection with the warrants of that series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

    The applicable prospectus supplement will describe the following terms, where applicable, of the warrants in respect of which this prospectus is being delivered:

    - the title of the warrants;

    - the aggregate number of the warrants;

    - the price or prices at which the warrants will be issued;

    - the currencies in which the price or prices of the warrants may be payable;

    - the designation, amount and terms of the offered securities purchasable upon exercise of the warrants;

    - the designation and terms of the other offered securities, if any, with which the warrants are issued and the number of the warrants issued with the security;

    - if applicable, the date on and after which the warrants and the offered securities purchasable upon exercise of the warrants will be separately transferable;

    - the price or prices at which and currency or currencies in which the offered securities purchasable upon exercise of the warrants may be purchased;

    - the date on which the right to exercise the warrants shall commence and the date on which the right shall expire;

    - the minimum or maximum amount of the warrants which may be exercised at any one time;

    - information with respect to book-entry procedures, if any;

    - if appropriate, a discussion of any United States federal income tax consequences; and

    - any other material terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

REPURCHASE OF SHARES AND RESTRICTIONS ON TRANSFER

    Two of the requirements for qualification as a real estate investment trust are that

(1) during the last half of each taxable year for which a REIT election is made, other than the first taxable year for which a REIT election is made, not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals. This requirement is known as the "5/50 Rule"; and

(2) there must be at least 100 stockholders on 335 days of each taxable year of 12 months, other than the first taxable year for which a REIT election is made.

    To assist us in meeting these requirements, the articles of amendment and restatement prohibit any person from acquiring or holding, directly or indirectly, in excess of 9.8%, in value or in number of shares, whichever is more restrictive, of the number of our outstanding shares of common stock or any class of preferred stock. For this purpose, the term "ownership" is defined in accordance with the REIT Provisions of the Internal Revenue Code and the constructive ownership provisions of Section 544 of the Internal Revenue Code, as modified by Section 856(h)(1)(B) of the Internal Revenue Code. Subject to certain limitations, our board of directors may modify the ownership limitations provided such action does not affect our qualification as a REIT.

    For purposes of the 5/50 Rule, the constructive ownership provisions applicable under Section 544 of the Internal Revenue Code

(1) attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries,

(2) attribute ownership of securities owned by certain family members to other members of the same family, and

(3) treat securities with respect to which a person has an option to purchase as actually owned by that person.

    These rules will be applied in determining whether a person holds shares of common stock in violation of the ownership limitations specified in the articles of amendment and restatement. Accordingly, under certain circumstances, shares of common stock owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the ownership limitations specified in the articles of amendment and restatement. Ownership of shares of common stock through such attribution is generally referred to as constructive ownership. The 100 stockholder test is determined by actual, and not constructive, ownership.

    The articles of amendment and restatement further provide that if any transfer of shares of common stock which, if effective, would

(1) result in any person beneficially or constructively owning shares of common stock in excess or in violation of the 9.8% ownership limitations described above,

(2) result in our stock being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution, or

(3) result in us being "closely held" under Section 856(h) of the Internal Revenue Code, then that number of shares of common or preferred stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations, rounded to the nearest whole shares, shall be automatically transferred to a trustee as trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee shall not acquire any rights in such shares. Shares of common or preferred stock held by the trustee shall be issued and outstanding shares of common or preferred stock. The intended transferee shall not benefit economically from owning any shares held in the trust, shall have no rights to dividends, and shall possess no rights to vote or other rights attributable to the shares held in the trust. The trustee shall have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid to the intended transferee before our discovery that shares of common or preferred stock have been transferred to the trustee shall be paid with respect to such shares to the trustee by the intended transferee upon demand and any dividend or other distribution authorized but unpaid shall be paid to the trustee. Our board of directors may, in its discretion, modify these restrictions on owning shares in excess of the ownership limitations, to the extent such modifications do not affect our qualification as a REIT.

    Within 20 days of receiving notice from us that shares of common or preferred stock have been transferred to the trust, the trustee shall sell the shares held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations specified in the articles of amendment and restatement. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows: The intended transferee shall receive the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, e.g., in the case of a gift, devise or other such transaction, the market price, as defined below, of the shares on the day of the event causing the shares to be held in the trust, and
(2) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Any net sales proceeds in excess of the amount payable to the intended transferee shall be immediately paid to the charitable beneficiary. In addition, shares of common or preferred stock transferred to the trustee shall be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the trust or, in the case of a devise or gift, the market price at the time of such devise or gift, and (2) the market price on the date we, or our designee, accept such offer. We shall have the right to accept such offer until the trustee has sold shares held in the trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee.

    The term "market price" on any date shall mean, with respect to any class or series of outstanding shares of our stock, the closing price, as defined below, for such shares on such date. The "closing price" on any date shall mean the last sale price for such shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such shares, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if such shares are not listed or admitted to trading on the New York Stock Exchange, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares are listed or admitted to trading or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc., Automated Quotation Systems, or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by our board of directors or, in the event that no trading price is available for such shares, the fair market value of the shares, as determined in good faith by our board of directors.

    Every owner of more than 5%, or such lower percentage as required by the Internal Revenue Code or the regulations promulgated under the Internal Revenue Code, of the outstanding shares or any class or series of our stock, within 30 days after the end of each taxable year, is required to give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock beneficially owned and a description of the manner in which such shares are held. Each owner of more than 5% shall provide to us additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limitations.

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR ARTICLES OF AMENDMENT AND
  RESTATEMENT AND BYLAWS

    The following is a summary of the material provisions of the Maryland General Corporation Law, as amended from time to time, and of our articles of amendment and restatement and the bylaws. It does not restate the material provisions completely. We urge you to read our articles of amendment and restatement and the bylaws, copies of which are incorporated by reference into the registration statement of which this prospectus is a part. See "Where You Can Find More Information." For a description of additional restrictions on transfer of the common stock, see "Description of Capital Stock--Repurchase of Shares and Restrictions on Transfer."

REMOVAL OF DIRECTORS

    The articles of amendment and restatement provide that a director may be removed from office at any time for cause by the affirmative vote of the holders of at least two-thirds of the votes of the shares entitled to be cast in the election of directors.

STAGGERED BOARD

    The articles of amendment and restatement and the bylaws divide the board of directors into three classes of directors, each class constituting approximately one-third of the total number of directors, with the classes serving staggered three-year terms. The classification of the board of directors will make it more difficult for stockholders to change the composition of the board of directors because only a minority of the directors can be elected at once. The classification provisions could also discourage a third party from accumulating our stock or attempting to obtain control of us, even though this attempt might be beneficial to us and some, or a majority, of our stockholders. Accordingly, under certain circumstances stockholders could be deprived of opportunities to sell their shares of common stock at a higher price than might otherwise be available.

BUSINESS COMBINATIONS

    Under the MGCL, certain "business combinations" including a merger, consolidation, share exchange or, in some circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and an "interested stockholder" or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. An interested stockholder is defined in the MGCL as any person who beneficially owns 10% or more of the voting power of the corporation's shares or an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation. After the five year period, any applicable business combination must be recommended by the board of directors of that corporation and approved by the affirmative vote of at least

    (a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and

    (b) two-thirds of the votes entitled to be cast by holders of voting Stock of the corporation other than shares held by the interested stockholder with whom, or with whose affiliate, the business combination is to be effected, unless, among other conditions, the corporation's common stockholders receive a minimum price, as defined in the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. The MGCL does not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation before the interested stockholder becomes an interested stockholder.

CONTROL SHARE ACQUISITIONS

    The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquirer, by officers or by directors who are employees of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power, except solely by virtue of a revocable proxy, would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

    (1) one-fifth or more but less than one-third,

    (2) one-third or more but less than a majority or

    (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

    A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

    If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

    The control share acquisition statute does not apply

    - to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or

    - to acquisitions approved or exempted by the articles of amendment and restatement or bylaws of the corporation.

    Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares of common stock. We cannot give any assurance that such provision will not be amended or eliminated at any time in the future.

AMENDMENT TO THE ARTICLES OF AMENDMENT AND RESTATEMENT

    We reserve the right from time to time to make any amendment to our articles of amendment and restatement that is authorized by law at present or in future, including any amendment which alters the contract rights as expressly stated in the articles of amendment and restatement, of any shares of outstanding stock. The articles of amendment and restatement may be amended only by the affirmative vote of holders of shares entitled to cast at least a majority of all the votes entitled to be cast on the matter; provided, however, that provisions relating to the indemnification of our present and former directors and officers, our election to be taxed as a REIT, the removal of directors and dissolution of Anthracite may be amended only by the affirmative vote of two thirds of the board of directors and the holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast in the election of directors.

DISSOLUTION OF ANTHRACITE

    The dissolution of Anthracite must be approved by the affirmative vote of at least two-thirds of all of the votes ordinarily entitled to be cast in the election of directors, voting together as a single class, and the affirmative vote of holders of atleast two-thirds of any series or class of stock expressly granted a series or class vote on the dissolution of Anthracite in the resolutions providing for such series or class. Before such vote, the dissolution must be approved by a majority of the board of directors.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

    The bylaws provide that

    (a) with respect to an annual meeting of stockholders, nominations of persons for election to the board of directors and the proposal of business to be considered by stockholders may be made only

       (1) pursuant to our notice of the meeting,

       (2) by the board of directors or,

       (3) by a stockholder who is entitled to vote at the meeting and has complied with the advance notice procedures specified in the bylaws, and

    (b) with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders and nominations of persons for election to the board of directors or

    (c) provided that the board of directors has determined that directors shall be elected at such meeting, by a stockholder who is entitled to vote at the meeting and has complied with the advance notice provisions specified in the bylaws.

POSSIBLE ANTI-TAKEOVER EFFECT OF MATERIAL PROVISIONS OF MARYLAND LAW AND OF THE
  ARTICLES OF
  AMENDMENT AND RESTATEMENT AND BYLAWS

    The business combination provisions and, if the applicable provision in the bylaws is rescinded, the control share acquisition provisions of the MGCL, the provisions of the articles of amendment and restatement creating a staggered board and the advance notice provisions of the bylaws could delay, defer or prevent a change in control of Anthracite or other transaction that might involve a premium price for holders of our common stock or otherwise be in their best interest.

REPORTS TO STOCKHOLDERS

    We will furnish our stockholders with annual reports containing audited financial statements and such other periodic reports as we may determine to furnish or as may be required by law.

                         DESCRIPTION OF DEBT SECURITIES

    The following description contains general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities offered by any prospectus supplement and the extent, if any, to which such general provisions may not apply to the debt securities so offered will be described in the prospectus supplement relating to such debt securities. For more information please refer to the senior indenture among a trustee to be selected and us, relating to the issuance of the senior notes, and the subordinated indenture among a trustee to be selected and us, relating to issuance of the subordinated notes. Forms of these documents are filed as exhibits to the registration statement, which includes this prospectus.

    As used in this prospectus, the term indentures refers to both the senior indenture and the subordinated indenture. The indentures will be qualified under the Trust Indenture Act. As used in this prospectus, the term trustee refers to either the senior trustee or the subordinated trustee, as applicable.

    The following are summaries of material provisions of the senior indenture and the subordinated indenture. They do not restate the indentures in their entirety. We urge you to read the indentures applicable to a particular series of debt securities because they, and not this description, define your rights as the holders of the debt securities. Except as otherwise indicated, the terms of the senior indenture and the subordinated indenture are identical.

GENERAL

    Each prospectus supplement will describe the following terms relating to a series of notes:

    - the title;

    - any limit on the amount that may be issued;

    - whether or not such series of notes will be issued in global form, the terms and who the depository will be;

    - the maturity date(s);

    - the annual interest rate(s) (which may be fixed or variable) or the method for determining the rate(s) and the date(s) interest will begin to accrue, the date(s) interest will be payable and the regular record dates for interest payment dates or the method for determining such date(s);

    - the place(s) where payments shall be payable;

    - our right, if any, to defer payment of interest and the maximum length of any such deferral period;

    - the date, if any, after which, and the price(s) at which, such series of notes may, pursuant to any optional redemption provisions, be redeemed at our option, and other related terms and provisions;

    - the date(s), if any, on which, and the price(s) at which we are obligated, pursuant to any mandatory sinking fund provisions or otherwise, to redeem, or at the Holder's option to purchase, such series of notes and other related terms and provisions;

    - the denominations in which such series of notes will be issued, if other than denominations of $1,000 and any integral multiple thereof; and

    - any mandatory or optional sinking fund or similar provisions;

    - the currency or currency units of payment of the principal of, premium, if any, and interest on the notes;

    - any index used to determine the amount of payments of the principal of, premium, if any, and interest on the notes and the manner in which such amounts shall be determined;

    - the terms pursuant to which such notes are subject to defeasance;

    - the terms and conditions, if any, pursuant to which such notes are secured;

    - any other terms (which terms shall not be inconsistent with the Indenture).

    The notes may be issued as original issue discount securities. An original issue discount security is a note, including any zero-coupon note, which:

    - is issued at a price lower than the amount payable upon its stated maturity and

    - provides that upon redemption or acceleration of the maturity, an amount less than the amount payable upon the stated maturity, shall become due and payable.

    United States federal income tax consequences applicable to notes sold at an original issue discount will be described in the applicable prospectus supplement. In addition, United States federal income tax or other consequences applicable to any notes which are denominated in a currency or currency unit other than United States dollars may be described in the applicable prospectus supplement.

    Under the indentures, we will have the ability, in addition to the ability to issue notes with terms different from those of notes previously issued, without the consent of the holders, to reopen a previous issue of a series of notes and issue additional notes of that series, unless the reopening was restricted when the series was created, in an aggregate principal amount determined by us.

CONVERSION OR EXCHANGE RIGHTS

    The terms, if any, on which a series of notes may be convertible into or exchangeable for our common stock or other securities will be described in the prospectus supplement relating to that series of notes. The terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option, and may include provisions pursuant to which the number of shares of our common stock or other securities to be received by the holders of the series of notes would be subject to adjustment.

CONSOLIDATION, MERGER OR SALE

    The indentures do not contain any covenant which restricts our ability to merge or consolidate, or sell, convey, transfer or otherwise dispose of all or substantially all of their assets. However, any successor or acquirer of such assets must assume all of our obligations under the indentures or the notes, as appropriate.

EVENTS OF DEFAULT UNDER THE INDENTURE

    The following are events of default under the indentures with respect to any series of notes issued:

    - failure to pay interest when due and such failure continues for 30 days and the time for payment has not been extended or deferred;

    - failure to pay the principal (or premium, if any) when due;

    - failure to observe or perform any other covenant contained in the notes or the indentures (other than a covenant specifically relating to another series of notes), and such failure continues for 90 days after we receive notice from the trustee or holders of at least 25% in aggregate principal amount of the outstanding notes of that series; and

    - certain events of bankruptcy, insolvency or reorganization of Anthracite.

    If an event of default with respect to notes of any series occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series, by notice in writing to us (and to the trustee if notice is given by such holders), may declare the unpaid principal of, premium, if any, and accrued interest, if any, due and payable immediately.

    The holders of a majority in principal amount of the outstanding notes of an affected series may waive any default or event of default with respect to such series and its consequences, except defaults or events of default regarding:

    - payment of principal, premium, if any, or interest; or

    - certain covenants containing limitations on our ability to pay dividends and make payments on debt securities in certain circumstances.

    Any such waiver shall cure such default or event of default.

    Subject to the terms of the indentures, if an event of default under an indenture shall occur and be continuing, the trustee will be under no obligation to exercise any of its rights or powers under such indenture at the request or direction of any of the holders of the applicable series of notes, unless such holders have offered the trustee reasonable indemnity. The holders of a majority in principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the notes of that series, provided that:

    - it is not in conflict with any law or the applicable indenture;

    - the trustee may take any other action deemed proper by it which is not inconsistent with such direction; and

    - subject to its duties under the Trust Indenture Act, the trustee need not take any action that might involve it in personal liability or might be unduly prejudicial to the holders not involved in the proceeding.

    A holder of the notes of any series will only have the right to institute a proceeding under the indentures or to appoint a receiver or trustee, or to seek other remedies if:

    - the holder has given written notice to the trustee of a continuing event of default with respect to that series;

    - the holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and such holders have offered reasonable indemnity to the trustee to institute such proceedings as trustee; and

    - the trustee does not institute such proceeding, and does not receive from the holders of a majority in aggregate principal amount of the outstanding notes of that series other conflicting directions within 60 days after such notice, request and offer.

    These limitations do not apply to a suit instituted by a holder of notes if we default in the payment of the principal, premium, if any, or interest on, the notes.

    We will periodically file statements with the trustee regarding our compliance with certain of the covenants in the indentures.

MODIFICATION OF INDENTURE; WAIVER

    Anthracite and the trustee may change an indenture without the consent of any holders with respect to certain matters, including:

    - to fix any ambiguity, defect or inconsistency in such indenture; and

    - to change anything that does not materially adversely affect the interests of any holder of notes of any series.

    In addition, under the indentures, the rights of holders of a series of notes may be changed by us and the trustee with the written consent of the holders of at least a majority in aggregate principal amount of the outstanding notes of each series that is affected. However, we can make the following changes only with the consent of each holder of any outstanding notes affected:

    - extending the fixed maturity of such series of notes;

    - change any of our obligations to pay additional amounts;

    - reducing the principal amount, reducing the rate of or extending the time of payment of interest, or any premium payable upon the redemption of any such notes;

    - reducing the percentage of notes, the holders of which are required to consent to any amendment.

    - reduce the amount of principal of an original issue discount security or any other note payable upon acceleration of the maturity thereof,

    - change currency in which any note or any premium or interest is payable,

    - impair the right to enforce any payment on or with respect to any note,

    - adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, such note, if applicable,

    - in the case of the subordinated indenture, modify the subordination provisions in a manner adverse to the holders of the subordinated notes,

    - if the notes are secured, change the terms and conditions pursuant to which the notes are secured in a manner adverse to the holders of the secured notes,

    - reduce the percentage in principal amount of outstanding notes of any series, the consent of whose holders is required for modification or amendment of the applicable indenture or for waiver of compliance with certain provisions of the applicable indenture or for waiver of certain defaults,

    - reduce the requirements contained in the applicable indenture for quorum or voting,

    - change any of our obligations to maintain an office or agency in the places and for the purposes required by the indentures, or

    - modify any of the above provisions.

FORM, EXCHANGE, AND TRANSFER

    The notes of each series will be issuable only in fully registered form without coupons and, unless otherwise specified in the applicable prospectus supplement, in denominations of $1,000 and any integral multiple thereof. The indentures will provide that notes of a series may be issuable in temporary or permanent global form and may be issued as book-entry securities that will be deposited with, or on behalf of, The Depository Trust Company or another depository named by us and identified in a prospectus supplement with respect to such series.

    At the option of the holder, subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, notes of any series will be exchangeable for other notes of the same series, in any authorized denomination and of like tenor and aggregate principal amount.

    Subject to the terms of the indentures and the limitations applicable to global securities described in the applicable prospectus supplement, notes may be presented for exchange or for registration of transfer, duly endorsed or with the form of transfer endorsed, duly executed if so required by us or the security registrar, at the office of the security registrar or at the office of any transfer agent designated by us for such purpose. Unless otherwise provided in the notes to be transferred or exchanged, we will not require a service charge for any registration of transfer or exchange, but we may require payment

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of any taxes or other governmental charges. The security registrar and any transfer agent initially designated by us for any notes will be named in the applicable prospectus supplement. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that we will be required to maintain a transfer agent in each place of payment for the notes of each series.

    If the notes of any series are to be redeemed, we will not be required to:

    - issue, register the transfer of, or exchange any notes of that series during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such notes that may be selected for redemption and ending at the close of business on the day of such mailing; or

    - register the transfer of or exchange any notes so selected for redemption, in whole or in part, except the unredeemed portion of any such notes being redeemed in part.

INFORMATION CONCERNING THE TRUSTEE

    The trustee, other than during the occurrence and continuance of an event of default under an indenture, undertakes to perform only such duties as are specifically described in the indentures and, upon an event of default under an indenture, must use the same degree of care as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the trustee is under no obligation to exercise any of the powers given it by the indentures at the request of any holder of notes unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that it might incur. The trustee is not required to spend or risk its own money or otherwise become financially liable while performing its duties unless it reasonably believes that it will be repaid or receive adequate indemnity.

PAYMENT AND PAYING AGENTS

    Unless otherwise indicated in the applicable prospectus supplement, payment of the interest on any notes on any interest payment date will be made to the person in whose name such notes or one or more predecessor securities are registered at the close of business on the regular record date for such interest.

    Principal of and any premium and interest on the notes of a particular series will be payable at the office of the paying agents designated by us, except that unless otherwise indicated in the applicable prospectus supplement, interest payments may be made by check mailed to the holder. Unless otherwise indicated in such prospectus supplement, the corporate trust office of the trustee in The City of New York will be designated as our sole paying agent for payments with respect to notes of each series. Any other paying agents initially designated by us for the notes of a particular series will be named in the applicable prospectus supplement. We will be required to maintain a paying agent in each place of payment for the notes of a particular series.

    All moneys paid by us to a paying agent or the trustee for the payment of the principal of or any premium or interest on any notes which remains unclaimed at the end of two years after the principal, premium or interest has become due and payable will be repaid to us, and the holder of the security may then look only to us for payment.

GOVERNING LAW

    The indentures and the notes will be governed by and construed in accordance with the laws of the State of New York except to the extent that the Trust Indenture Act shall be applicable.

SUBORDINATION OF SUBORDINATED NOTES

    The subordinated notes will be unsecured and will be subordinate and junior in priority of payment to certain of our other indebtedness to the extent described in a prospectus supplement. The subordinated indenture does not limit the amount of subordinated notes which we may issue, nor does it limit us from issuing any other secured or unsecured debt.

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                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    THE FOLLOWING IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES ANTICIPATED TO BE MATERIAL TO AN INVESTOR IN ANTHRACITE. THIS SUMMARY IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOUR TAX CONSEQUENCES RELATED TO AN INVESTMENT IN ANTHRACITE MAY VARY DEPENDING ON YOUR PARTICULAR SITUATION AND THIS DISCUSSION DOES NOT PURPORT TO DISCUSS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A HOLDER OF OUR SECURITIES IN LIGHT OF HIS OR HER PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO HOLDERS OF OUR SECURITIES WHO RECEIVE SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS EXCEPT TO THE EXTENT DISCUSSED UNDER THE HEADINGS "--TAXATION OF TAX-EXEMPT STOCKHOLDERS" AND "--TAXATION OF NON-U.S. STOCKHOLDERS." INVESTORS RECEIVING SPECIAL TREATMENT INCLUDE, WITHOUT LIMITATION, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS, INVESTORS HOLDING SECURITIES AS PART OF A CONVERSION TRANSACTION, OR A HEDGE OR HEDGING TRANSACTION OR AS A POSITION IN A STRADDLE FOR TAX PURPOSES, FOREIGN CORPORATIONS OR PARTNERSHIPS, AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION, THE SUMMARY BELOW DOES NOT CONSIDER THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS THAT MAY BE APPLICABLE TO YOU AS A HOLDER OF OUR SECURITIES.

    The information in this summary is based on the Internal Revenue Code of 1986, as amended, current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

    YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES, (2) OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF ANTHRACITE

    GENERAL

    We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1998. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to operate in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify."

    The sections of the Internal Revenue Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the

Internal Revenue Code that govern the Federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

    Provided we qualify for taxation as a REIT, we generally will not be subject to Federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to Federal income taxation as follows:

    - We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

    - We may be required to pay the "alternative minimum tax" on items of tax preference, if any.

    - If we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

    - We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business.

    - If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (b) a fraction intended to reflect our profitability.

    - We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our real estate investment trust capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

    - If we acquire an asset from a corporation which is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, then under Treasury regulations not yet issued, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent
      (a) the fair market value of the asset exceeds (b) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

    - We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

    REQUIREMENTS FOR QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST

    The Internal Revenue Code defines a REIT as a corporation, trust or association:

    (1) that is managed by one or more trustees or directors;

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
    (2) that issues transferable shares or transferable certificates to its owners;

    (3) that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

    (4) that is not a financial institution or an insurance company under the Internal Revenue Code;

    (5) that is owned by 100 or more persons;

    (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities, during the last half of each year; and

    (7) that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

    The Internal Revenue Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least
335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), tax-exempt entities are generally treated as individuals, subject to a "look-through" exception for pension funds.

    Our charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. These stock ownership and transfer restrictions are described in "Description of Capital Stock--Restrictions on Ownership and Transfer." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

    In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

    OWNERSHIP OF A PARTNERSHIP INTEREST

    The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.

    QUALIFED REIT SUBSIDIARIES

    A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Internal Revenue Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests described below.

    INCOME TESTS

    We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property,

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
including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of receipts or sales.

    Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we purchased the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

    In general, and subject to the exceptions in the preceding paragraph, the interest, original issue discount, and market discount income that we derive from investments in mortgage backed securities, and mortgage loans will be qualifying interest income for purposes of both the 75% and the 95% gross income tests. It is possible, however, that interest income from a mortgage loan may be based in part on the borrower's profits or net income, which would generally disqualify such interest income for purposes of both the 75% and the 95% gross income tests.

    We may acquire construction loans or mezzanine loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

    We may employ, to the extent consistent with the REIT Provisions of the Code, forms of securitization of our assets under which a "sale" of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a "sale" securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. We may elect to conduct certain of our securitization activities, including such sales, through one or more taxable subsidiaries, or through qualified REIT subsidiaries, formed for such purpose. To the extent consistent with the REIT Provisions of the Code, such entities could elect to be taxed as real estate mortgage investment conduits or financial asset securitization investment trusts.

    Rents we receive will qualify as "rents from real property" only if the following conditions are met:

    - the amount of rent may not be based in whole or in part on the income or profits of any person. "Rents from real property" may, however, include rent based on a fixed percentage of receipts or sales;

    - rents received from a tenant will not qualify as "rents from real property" if we, or an actual or constructive owner of 10% or more of our stock, actually or constructively owns 10% or more of such tenant;

    - if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property"; and

    - to qualify as "rents from real property," we generally may not render services to tenants of the property, other than through an independent contractor from whom we derive no revenue. We may, however, provide services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, we may provide a DE MINIMIS amount of non-customary services.

    If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

    - our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

    - we attach a schedule of the sources of our income to our Federal income tax return; and

    - any incorrect information on the schedule was not due to fraud with the intent to evade tax.

    It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in "--Taxation of Anthracite--General", even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

    FORECLOSURE PROPERTY

    Net income realized by us from foreclosure property would generally be subject to tax at the maximum Federal corporate tax rate. Foreclosure property means real property and related personal property that (1) is acquired by us through foreclosure following a default on a lease of such property or a default on indebtedness owed to us that is secured by the property and (2) for which we make an election to treat the property as foreclosure property.

    PROHIBITED TRANSACTION INCOME

    Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Treasury regulations provide standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

    HEDGING TRANSACTIONS

    We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

    ASSET TESTS

    At the close of each quarter of each year, we also must satisfy three tests relating to our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, of the investments included in the 25% asset class, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the voting stock of a corporation.

    We expect that any mortgage backed securities, real property, and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of "real estate assets." Mortgage loans, including distressed mortgage loans, construction loans, bridge loans, and mezzanine loans also will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

    We anticipate that we may securitize all or a portion of the mortgage loans which we acquire, in which event we will likely retain certain of the subordinated and interest only classes of mortgage backed securities which may be created as a result of such securitization. The securitization of mortgage loans may be accomplished through one or more real estate mortgage investment conduits established by us or, if a non-real estate mortgage investment conduit securitization is desired, through one or more qualified REIT subsidiaries or taxable subsidiaries established by us. The securitization of the mortgage loans through either one or more real estate mortgage investment conduits or one or more qualified REIT subsidiaries or taxable subsidiaries should not affect our qualification as a REIT or result in the imposition of corporate income tax under the taxable mortgage pool rules. Income realized by us from a real estate mortgage investment conduit securitization could, however, be subject to a 100% tax as a "prohibited transaction." See "--Prohibited Transaction Income."

    After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire securities or other property during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

    We will monitor the status of the assets that we acquire for purposes of the various asset tests and we will manage our portfolio in order to comply with such tests.

    ANNUAL DISTRIBUTION REQUIREMENTS

    To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (1) 95% of our "REIT taxable income" and (2) 95% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. In general,"REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction.

    We are required to distribute income in the taxable year which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment. Except as provided in "--Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 95% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 95%, but less than 100% or our "REIT taxable income," we will be subject to tax at regular corporate tax rates.

    From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

    Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 95% of our capital gain income for the year, and any undistributed taxable income from prior periods.

    RECORDKEEPING REQUIREMENTS

    We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

FAILURE TO QUALIFY

    If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, distributions to our stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Internal Revenue Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

    When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

    - a citizen or resident of the United States;

    - a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

    - an estate the income of which is subject to United States federal income taxation regardless of its source; or

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    - a trust whose administration is subject to the primary supervision of a
      United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

    DISTRIBUTIONS GENERALLY

    Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

    To the extent that we make distributions in excess of our current and accumulated earnings and profits, our distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend in January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

    CAPITAL GAIN DISTRIBUTIONS

    Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.

    RETENTION OF NET CAPITAL GAINS

    We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

    - include their proportionate share of our undistributed net capital gains in their taxable income;

    - receive a credit for their proportionate share of the tax paid by us; and

    - increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us;

    PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS

    Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

                                       23
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DISPOSITIONS OF STOCK

    If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

    We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

    The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder, has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

    For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from Federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to properly claim a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

    Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

    - is described in Section 401(a) of the Internal Revenue Code;

    - is tax-exempt under Section 501(a) of the Internal Revenue Code; and

    - holds more than 10%, by value, of the interests in the REIT.

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
    Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

    A REIT is a "pension held REIT" if:

    - it would not have qualified as a REIT but for the fact that
      Section 856(h)(3) of the Internal Revenue Code provides that stock owned by qualified trust shall be treated, for purposes of the 5/50 Rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

    - either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

    The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

    - the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

    - the total gross income of the REIT.

    A DE MINIMIS exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in the charter, we do not expect to be classified as a "pension-held REIT."

TAXATION OF NON-U.S. STOCKHOLDERS

    The rules governing Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "non-U.S. stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

    PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

    Distributions to non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to Federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a non-U.S. stockholder unless (i) a lower treaty rate applies and any required form, such as IRS Form 1001 or IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the non-U.S. stockholder with us or (ii) the non-U.S. stockholder files an IRS Form 4224 or IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

    Any portion of the dividends paid to non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of the our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of non-U.S. stockholders.

    Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a non-U.S. stockholder's stock, such distributions will give rise to tax liability if the non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

    For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans or mortgage backed securities, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a non-U.S. corporate stockholder. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the non-U.S. stockholder's FIRPTA tax liability.

    Gain recognized by a non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by non-U.S. persons. Because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." In addition, a non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of his stock under FIRPTA if the shares are traded on an established securities market.

    Gain not subject to FIRPTA will be taxable to a non-U.S. stockholder if
(i) the non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or
(ii) the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of non-U.S. corporations).

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
STATE, LOCAL AND FOREIGN TAXATION

    We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the Federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the Federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS.

    The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

                              PLAN OF DISTRIBUTION

    We may sell common stock, preferred stock or any series of debt securities being offered by this prospectus in one or more of the following ways from time to time:

    - to underwriters for resale to the public or to institutional investors;

    - directly to institutional investors; or

    - through agents to the public or to institutional investors.

    The prospectus supplements will describe the terms of the offering of the securities, including the name or names of any underwriters or agents, the purchase price of such securities and the proceeds to us from such sale, any underwriting discounts or agency fees and other item's constituting underwriters' or agents' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such securities may be listed.

    If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

    Unless a prospectus supplement states otherwise, the obligations of the underwriters to purchase any series of securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all of such series of securities, if any are purchased.

    Underwriters and agents may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribution with respect to payments which the underwriters or agents may be required to make. Underwriters and agents may be customers of, engage in transactions with, or perform services for us and our affiliates in the ordinary course of business.

    Each series of securities will be a new issue of securities and will have no established trading market other than the common stock which is listed on the NYSE. Any common stock sold pursuant to a prospectus supplement will be listed on the NYSE, subject to official notice of issuance. Any underwriters to whom we sell securities for public offering and sale may make a market in the securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. The securities, other than the common stock, may or may not be listed on a national securities exchange.

                                 LEGAL OPINIONS

    Some legal matters relating to the securities offered hereby as well as some legal matters described under "Material United States Federal Income Tax Consequences" will be passed upon for us by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters relating to Maryland law relating to the validity of the securities being offered by this prospectus is being passed upon for us by Miles & Stockbridge P.C.

                                    EXPERTS

    Our financial statements incorporated in this Prospectus by reference from our Annual Report on Form 10-K for the period from March 24, 1998 (commencement of operations) through December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                                3,750,000 SHARES

                            ANTHRACITE CAPITAL, INC.

                                  COMMON STOCK

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                             PROSPECTUS SUPPLEMENT

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                            FRIEDMAN BILLINGS RAMSEY

                                JANUARY   , 2001

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